Exhibit 1

SHARE SALE AND PURCHASE AGREEMENT

Dated 22 February 2005

between

the Apollo Holders

and

the Bain Holders

and

Peder Smedvig Capital AS

and

MidOcean Capital Investors, LP

as the Sellers

and

Buhrmann N.V.

as the Purchaser

ALL THE ISSUED AND OUTSTANDING

PREFERENCE SHARES C

IN

BUHRMANN N.V.

THIS SHARE SALE AND PURCHASE AGREEMENT is made on 22 February 2005 AMONG:

(1)           BUHRMANN N.V., a public limited liability company with its registered seat in Maastricht and its office address at Hoogoorddreef 62 Amsterdam Zuid-Oost the Netherlands, organised under the laws of the Netherlands (the “Purchaser”);

and

(2)           APOLLO INVESTMENT FUND IV, L.P., a limited partnership organised under the laws of the State of Delaware, USA;

(3)           APOLLO OVERSEAS PARTNERS IV, L.P., a limited partnership organised under the laws of the Cayman Islands;

(4)           AP OFFICE LLC, a limited liability company organised under the laws of the State of Delaware, USA;

and

(5)           BAIN CAPITAL FUND VI, L.P., a limited partnership organised under the laws of the State of Delaware, USA;

(6)           BCIP ASSOCIATES II, a partnership organised under the laws of the State of Delaware, USA;

(7)           BCIP ASSOCIATES II-C, a partnership organised under the laws of the State of Delaware, USA;

(8)           BCIP TRUST ASSOCIATES II, a partnership organised under the laws of the State of Delaware, USA;

(9)           BCIP TRUST ASSOCIATES II-B, a partnership organised under the laws of the State of Delaware, USA;

(10)         BAIN CAPITAL VI COINVESTMENT FUND, LP, a limited partnership organised under the laws of the State of Delaware, USA;

(11)         BCIP ASSOCIATES II-B, a partnership organised under the laws of the State of Delaware, USA;

(12)         PEP INVESTMENTS PTY LIMITED, a company organised under the laws of Australia;

(13)         PEDER SMEDVIG CAPITAL AS, a company organised under the laws of Norway; and

(14)         MIDOCEAN CAPITAL INVESTORS, LP, a limited partnership organised under the laws of the State of Delaware, USA.

the parties (2) through (4) collectively hereinafter referred to as the “Apollo Holders”; the parties (5) through (12) collectively hereinafter referred to as the “Bain Holders”; and

the Apollo Holders, the Bain Holders, Peder Smedvig Capital AS and MidOcean Capital Investors, LP hereinafter collectively referred to as the “Sellers” and each of them as a “Seller”.

BACKGROUND:

(A)          The Sellers are the owners of an aggregate of 43,628 preference shares C, which constitute all of the preference shares C in the issued share capital of the Purchaser, with each Seller holding the amounts set forth opposite its name in Column B of Schedule 1 “The Shareholdings”.

(B)           The Apollo Holders and the Bain Holders as owners of the preference shares C have certain rights in connection therewith, including, among other things, registration rights, the right to nominate up to two members of the supervisory board of the Purchaser, and the right to approve certain transactions that may be made by the Purchaser, including certain acquisitions and sales of its assets or subsidiaries.

(C)           The Sellers wish to sell their preference shares C in the share capital of the Purchaser free of any Encumbrance on the terms set out in this Agreement.

(D)          The Purchaser wishes to purchase all preference shares C owned by the Sellers subject to the successful issue of and full subscription to new (to be issued) ordinary shares in the share capital of the Purchaser and/or bonds to be issued by the Purchaser or any of the Purchaser’s Affiliates. The Purchaser intends to finance the purchase of the preference shares C with, amongst other things, the proceeds of the issuance of these securities.

(E)           The supervisory board of the Purchaser has approved the entering into of this Agreement by the Purchaser.

(F)           The management board of the Purchaser has approved the entering into of this Agreement by the Purchaser, subject to any necessary authorisation by the shareholders meeting of the Purchaser for the purchase of the preference shares C, the issuance of the Option Shares (as defined below) to the Sellers in the event the Call Option (as defined below) is exercised, and the securities issue of ordinary shares by the Purchaser in order to finance the purchase of the preference shares C.

IT IS AGREED as follows:

1.             INTERPRETATION

1.1           In this Agreement:

“Affiliate” means, in relation to any person, any subsidiary or direct or indirect holding company of that person and any other subsidiary of that holding company;

“Agreement” means this Share Sale and Purchase Agreement among Purchaser, the Apollo Holders, the Bain Holders, Peder Smedvig Capital AS and MidOcean Capital Investors, LP, and the Schedules hereto, including the final form of such schedules as executed and delivered pursuant to the terms hereof;

“Bid” has the meaning ascribed thereto in Clause 5.1;

“Bidder” has the meaning ascribed thereto in Clause 5.2;

“Bid Price” has the meaning ascribed thereto in Clause 5.2;

“Business Day” means a day (other than a Saturday or Sunday) on which banks are generally open in the Netherlands and New York City for normal business;

“Call Option Exercise Notice” means a notice as referred to in Clause 5.3;

“Call Option” means the option granted by the Purchaser to the Seller under Clause 2.4;

“Cash Purchase Price” means the total amount of cash payable in respect of the Shares under Clause 2.3;

“Completion” means completion of the sale and purchase of the Shares in accordance with this Agreement;

“Completion Date” means the date on which Completion takes place pursuant to Clause 4.1 of this Agreement;

“Conditions” means the conditions (opschortende voorwaarden) to Completion of the sale and purchase of the Shares set out in Clause 3.1 hereof;

“Consideration” means the total consideration due by the Purchaser to the Sellers under Clauses 2.3 and 2.4 hereof for the purchase by the Purchaser of the Shares;

“Deed of Transfer” means the notarial deeds to be executed by each of the Sellers, the Purchaser and the Notary in the form set out in Schedule 7 “Deed of Transfer”;

“Encumbrance” means any claim, debenture, mortgage, pledge, charge, lien, deposit or assignment by way of security, bill of sale, option or right of pre-emption, entitlement to beneficial ownership (including usufruct and similar entitlements), any provisional or executional attachment and any other interest or right held by a third party;

“Exercise Price” means EUR 10 per Option Share, as adjusted pursuant to the Schedule 8 “Call Option Terms and Conditions”;

“Notary” means a civil law notary (notaris) of Allen & Overy LLP Amsterdam;

“Option Shares” means 36,500,000 ordinary shares in the capital of the Purchaser to be issued to the Sellers upon the exercise of the Call Options, as adjusted pursuant to Schedule 8 “Call Option Terms and Conditions” or as the context may require, such actual number of ordinary shares as may be required to be delivered pursuant to Clause 2 of Schedule 8 “Call Option Terms and Conditions”;

“Purchaser” means Buhrmann N.V.;

“Purchaser’s Group” means the Purchaser, its holding company (if any) and any subsidiary of the Purchaser or such holding company (if any);

“Purchaser’s Lawyers” means Allen & Overy LLP at Apollolaan 15, 1077 AB  Amsterdam, The Netherlands;

“Purchaser’s Warranties” means the representations and warranties on the part of the Purchaser contained in Schedule 3 “Purchaser’s Warranties” and in the Deed of Transfer;

“Securities Issue” means (i) the issue of ordinary shares in the share capital of the Purchaser on the basis of a rights issue to be effected by the Purchaser; and/or (ii) the issue by the Purchaser or any of its subsidiaries of bonds; which securities (as referred to under (i) and/or (ii)) will be issued by the Purchaser or any of its subsidiaries with the aim to provide funding for the purchase of the Shares;

“Sellers” has the meaning set forth in the preamble;

“Sellers’ Lawyers” means Morgan, Lewis & Bockius, LLP at 300 S. Grand Avenue, Suite 2200, Los Angeles, California 90067, U.S.A. for the Apollo Holders and Kirkland & Ellis International LLP at Tower 42, 25 Old Broad Street, London EC2N 1HQ, United Kingdom for the Bain Holders;

“Sellers’ Warranties” means the representations and warranties made severally, and not jointly on the part of each of the Sellers contained in Schedule 4 “Sellers’ Warranties”;

“Shares” means 43,628 preference shares C with a par value of EUR 1.20 each in the capital of the Purchaser;

“Taxation” means all forms of taxation, duties, levies, imposts and social security charges, including, without limitation, corporate income tax, wage withholding tax, national social security contributions and employee social security contributions, value added tax, customs and excise duties, capital tax and other legal transaction taxes, dividend withholding tax, (municipal) real estate taxes, real estate transfer tax, other municipal taxes and duties, environmental taxes and duties, and any other type of taxes or duties in any relevant jurisdiction, together with any interest, penalties, surcharges or fines relating thereto, due, payable, levied, imposed upon or claimed to be owed in any relevant jurisdiction;

“Warranty Claim” means a claim by the Purchaser for any breach or alleged breach by any Seller of any of the Sellers’ Warranties, or a claim by any of the Sellers for any breach or alleged breach by Purchaser of any of the Purchaser’s Warranties.

1.2           Any express or implied reference to an enactment (which includes any legislation in any jurisdiction) includes references to:

(i)            that enactment as amended or extended after the date of this Agreement;

(ii)           any enactment which that enactment re-enacts (with or without modification); and

(iii)          any subordinate legislation (including regulations) made (before or after signature of this Agreement) under that enactment, as re-enacted, amended or extended as described in paragraph (a) above, or under any enactment referred to in paragraph (b) above.

1.3           References to a “company” shall be construed so as to include any company, corporation or other body corporate or other legal entity, wherever and however incorporated or established.

1.4           For the purposes of this Agreement, a company is a “subsidiary” of another company, its “holding company”, if that other company:

(i)            holds a majority of the voting rights in it; or

(ii)           is a shareholder or member of it and has the right to appoint or remove a majority of its supervisory board (if any); or

(iii)          is a shareholder or member of it and controls alone, pursuant to an agreement with other shareholders or members, a majority of the voting rights in it,

or if it is a subsidiary of a company which is itself a subsidiary of that other company.

1.5           For the purposes of this Agreement, a company is a “wholly-owned subsidiary” of another company if it has no members or shareholders except that other and that other’s wholly-owned subsidiaries or persons acting on behalf of that other or its wholly-owned subsidiaries.

1.6           References to “management board” shall mean the executive board of the Purchaser as referred to in the English version of the articles of association of the Purchaser.

1.7           References to a “person” shall be construed so as to include any individual, firm, company, government, governmental authority, tax authority, state or agency of a state or any joint venture, association or partnership (whether or not having separate legal personality).

1.8           References to words importing one gender will include both genders.

1.9           Where in this Agreement a Dutch term is given in italics or in italics and in brackets after an English term and there is any inconsistency between the Dutch and the English, the meaning of the Dutch term shall prevail.

1.10         In this Agreement, unless the contrary intention appears, a reference to a Clause, subclause, exhibit or Schedule is a reference to a Clause, subclause, exhibit or Schedule of this Agreement.

1.11         The headings in this Agreement do not affect its interpretation.

2.             SALE AND PURCHASE

2.1           By this Agreement each of the Sellers sells and the Purchaser purchases on the terms and conditions set out herein, and subject to satisfaction of the Conditions and upon Completion, those of the Shares set opposite such Seller’s name in Schedule 1 “The Shareholdings”.

2.2           On Completion, the Shares, together with all rights attaching to them, shall be transferred (geleverd) free of all Encumbrances.

2.3           As part of the Consideration, on Completion the Purchaser shall pay in cash to each of the Sellers an amount equal to approximately US $ 11,918.95 per share of preference shares C sold by such Seller for an aggregate Cash Purchase Price of US $ 520,000,000 (five hundred and twenty million US dollars), which amount is to be increased with a late interest payment in accordance with Schedule 2 “Interest” dependent on the date of Completion and which amount includes payment for any and all rights attached to the preference shares C sold by such Seller up to the Completion Date (inclusive). Each of the Sellers shall be paid the amount of the Cash Purchase Price set forth opposite its name in column (C) of Schedule 1 “The Shareholdings”, together with interest accrued thereon, if any.

2.4           As part of the Consideration, the Purchaser hereby grants to each of the Sellers an option (each a “Call Option”) on the terms and conditions set forth in Clause 5 and on  Schedule 8 “Call Option Terms and Conditions” to purchase those of the Option Shares set out against its name in column (D) of Schedule 8 “The Shareholdings”, which option can only be exercised in accordance with Clause 5 and Schedule 8 “Call Option Terms and Conditions”.

2.5           The Sellers and the Purchaser hereby acknowledge that any agreement between the Sellers and the Purchaser will be terminated upon the Completion Date and subsequently, other than arising from this Agreement there will be no obligation upon any of the Sellers and the Purchaser vis-à-vis each other.

3.             CONDITIONS

3.1           Completion of the sale and purchase of the Shares and the granting of the Call Options is conditional on:

(i)            the authorisation of the management board of the Purchaser by its shareholders meeting for the ordinary shares included in the Securities Issue;

(ii)           the authorisation of the management board of the Purchaser by its shareholders meeting for the purchase of the Shares as required under art. 2: 98 of the Dutch Civil Code;

(iii)          the authorisation of the management board of the Purchaser by its shareholders meeting for the issue of the Option Shares, should the Call Option be exercised;

(iv)          the obtaining of adequate financing for the purchase of the Shares in a form and an amount satisfactory to the Purchaser and such financing continuing to be available up to Completion;

(v)           the delivery (levering) of all Shares to the Purchaser through the execution at Completion by each Seller of its respective Deed of Transfer pursuant to this Agreement;

(vi)          the delivery at Completion to the Notary of the Cash Purchase Price, together with any late payment interest accrued thereon in accordance with Schedule 2 “Interest”, if any;

(vii)         the approval from the agent security trustee under the EUR 730,000,000 senior facilities agreement dated 23 December 2003, as amended;

(viii)        by the time that all the Conditions under (i) through (iv) (inclusive), (vi) and (vii) are satisfied or waived, no event having occurred, which has, or would be likely to have after Completion, a material adverse effect on the financial condition or business of the Purchaser (as presently carried on);

(ix)           none of the following events taking place by the time that all the Conditions under (i) through (vii) (inclusive) are satisfied or waived:

(A)          a material breach of the Sellers’ Warranties coming to the notice of the Purchaser which breach is not remedied or waived as of the Completion Date; and

(B)           a Seller being in material breach of any obligation on its part under this Agreement which, if that breach is capable of remedy, is not remedied to the Purchaser’s satisfaction within 5 Business Days of the Purchaser notifying that Seller that such breach must be remedied; and

(C)           any court or competent authority having prohibited or suspended the consummation by the Purchaser of the transactions contemplated by this Agreement.

(x)            none of the following events taking place by the time that all the above Conditions under (i) through (vii) (inclusive) are satisfied or waived:

(A)          a material breach of the Purchaser’s Warranties coming to the notice of the Seller which breach is not remedied or waived as of the Completion Date; and

(B)           the Purchaser being in material breach of any obligation on its part under this Agreement which, if that breach is capable of remedy, is not remedied to the Sellers’ satisfaction within 5 Business Days of the Sellers notifying that Purchaser that such breach must be remedied; and

(C)           any court or competent authority having prohibited or suspended the consummation by the Sellers of the transactions contemplated by this Agreement.

3.2           Conditions 3.1(i), 3.1(ii), 3.1(iii), 3.1(iv), 3.1(v), 3.1(vii), 3.1(viii) and 3.1(ix) are for the benefit of the Purchaser and (except for Conditions 3.1(ii) and 3.1(iii)) may be waived  (either in whole or in part) by the Purchaser at any time by notice to the Sellers.

3.3           Conditions 3.1(vi) and 3.1(x) are for the benefit of the Sellers and may be waived (either in whole or in part) by the Apollo Holders and the Bain Holders acting jointly at any time by notice to the Purchaser.

3.4           Each of the parties shall use reasonable endeavours to procure that the Conditions are satisfied on or before 8 April 2005. If the Conditions are not fulfilled or waived on or before that date:

(i)            except for this subclause, the Clauses headed “Confidentiality”, “Notices”, “Further Assurances”, “Assignments”, “Payments”, “General”, “Whole Agreement”,

“Governing Law”, “Arbitration” and “Date”, together with the provisions of the Clause headed “Interpretation”, all the other Clauses of this Agreement shall lapse (vervallen) and cease to have effect; but

(ii)           the lapsing (vervallen) of those provisions shall not affect any rights or liabilities of any party in respect of damages for non-performance of any obligation under this agreement falling due for performance prior to such lapse (vervallen).

3.5           Notwithstanding anything to the contrary in Clause 3.4 of this Agreement, the parties may agree that this Agreement shall be extended on such terms and conditions and to the extent the parties mutually agree, and may therefore be extended beyond 8 April, 2005.

3.6           If any of the Conditions 3.1(i), 3.1(ii), 3.1(iii), 3.1(iv), 3.1(vii) and 3.1(viii) is not satisfied or is not waived in accordance with Clause 3.2 and this Agreement lapses in accordance with Clause 3.4, no party to this Agreement shall be liable for any other party’s costs charges and expenses incurred by them in connection with the negotiation, preparation and termination of this Agreement or for any damages resulting from the Completion not occurring.

3.7           If all Conditions have been satisfied except for the Condition 3.1(v) and none of the Conditions 3.1(ix) and 3.1(x) has been lawfully invoked by the party entitled thereto, and this Agreement lapses in accordance with Clause 3.4, the Seller who has not delivered its Shares at Completion shall be liable vis-à-vis the Purchaser for all damages, liabilities, losses and costs of the Purchaser incurred as a result thereof to be determined in accordance with articles 6: 95 and 96 Dutch Civil Code. Damages based on lost profits resulting from missed opportunities by the Purchaser will not be taken into account when determining such damages, liabilities, losses and costs of the Purchaser.

3.8           If all Conditions have been satisfied except for the Condition 3.1(vi) and none of the Conditions 3.1(ix) and 3.1(x) has been lawfully invoked by the party entitled thereto, and this Agreement lapses in accordance with Clause 3.4, the Purchaser shall be liable vis-à-vis the Sellers for all damages, liabilities, losses and costs of the Sellers incurred as a result thereof to be determined in accordance with articles 6: 95 and 96 Dutch Civil Code.  Damages based on lost profits resulting from missed opportunities by a Seller will not be taken into account when determining such damages, liabilities, losses and costs of the Seller.

4.             COMPLETION

4.1           Completion shall take place at the offices of the Purchaser’s Lawyers at 11.00 a.m. on the 2nd Business Day after the date on which all the Conditions are satisfied or, where permitted, waived or at such other time and on such other date as the Sellers and the Purchaser may agree.

4.2           On the Completion Date, the Purchaser will pay the Cash Purchase Price together with any late payment interest accrued thereon in accordance with Schedule 2 “Interest” by wire transfer into the Notary’s account in accordance with Clause 14 “Payments”.

4.3           On the Completion Date, after confirmation by the Notary that the Cash Purchase Price has been received in the Notary’s account, the Purchaser, each of the Sellers and the Notary shall execute a Deed of Transfer and the Purchaser shall acknowledge the transfer of the Shares by signing the Deed of Transfer. Immediately thereafter, on the Completion Date, the Notary will pay to each of the Sellers, by wire transfer of immediately available funds, the amount of the Cash Purchase Price set forth opposite such Sellers’ name on Schedule 1 “The Shareholdings”, plus any interest accrued thereon, in accordance with this Agreement, and the instruction letter to be signed by the Sellers, the Purchaser and the Notary on the Completion Date in the form attached hereto as part of Schedule 7 “Deed of Transfer”.

4.4           The Notary is a civil law notary with the Purchaser’s Lawyers. Each of the Sellers and the Purchaser acknowledges that it is aware of the provisions of the Ordinance containing Rules of Professional Conduct and Ethics (“Verordening beroeps- en gedragsregels”) of the Royal Professional Organisation of Civil Law Notaries (Koninklijke Notariële Beroepsorganisatie). Each Seller as well as the Purchaser acknowledges and agrees that the Purchaser’s Lawyers may advise and act on behalf of the Purchaser with respect to this Agreement and any agreements and/or any disputes related to or resulting from this Agreement.

5.             CALL OPTION

5.1           Subject to subclauses 5.2 through 5.7 (inclusive) and the terms and conditions of Schedule 8 “Call Option Terms and Conditions”, each of the Sellers may only exercise its Call Option if Completion has occurred and if on or before 30 December 2005

(i)            either

(A)          the Purchaser has together with a third party made a joint public announcement; or

(B)           the Purchaser and a third party each have made a public announcement in any event (both event A and event B) each stating that they expect to reach an agreement on a friendly bid, containing price and standard conditions as required under section art. 9b section 2 sub (a) of the Dutch Decree on the Supervision of the Securities Trade 1995, as amended (Besluit toezicht effectenverkeer 1995); and/or

(ii)           the Purchaser enters into a non-binding letter of intent or a binding agreement with a third party,

either (event (i) and event (ii)), in relation to a public bid on all outstanding shares in the capital of the Purchaser (as may be modified from time to time as contemplated below in Clause 5.2 but in any event not affecting its friendly nature, a “Bid”).

5.2           Each Seller’s Call Option is further issued with and is subject to the terms and conditions set forth on Schedule 8 “Call Option Terms and Conditions.” Each Seller’s Call Option can only be exercised if (a) a Bid has been made - through the publication of an offer memorandum as referred to in art. 9g section 3 of the Dutch Decree on the Supervision of the Securities Trade 1995, as amended (Besluit toezicht effectenverkeer 1995) - by a third party (whether or not the same third party as referred to under Clause 5.1(i) or 5.1(ii)) (the “Bidder”), (b) the Exercise Price is less than the bid price offered by the successful Bidder (the “Bid Price”) as of the date the Bid is declared unconditional, (c) the exercise is made before the end of the relevant offer period as indicated in the abovementioned offer memorandum, (d) the Bid is declared unconditional before the date referred to in Clause 5.3, and (e) such exercise will be conditional upon such Bid being declared unconditional. If the successful Bid has the form of a(n) (partial) exchange bid, the share price of the shares offered under such Bid on the last stock exchange day (at the close of business) before the first public announcement as to such Bid indicating the exchange ratio has been made, will be decisive to ascertain whether the Bid Price is in excess of the Exercise Price.

5.3           The Call Option can only be exercised by serving a call option exercise notice substantially in the form of the draft set out in Schedule 9 (“Form of Call Option Exercise Notice”) on the Purchaser. The Call Options can only be exercised and such Call Option Exercise Notices may only be served during the period beginning on the Completion Date and ending on or before 30 December 2006 (inclusive).

5.4           If a Seller’s Call Option is not duly exercised within the period specified in Clause 5.2 and 5.3, or not in accordance with Schedule 8 “Call Option Terms and Conditions”, such Call Option shall lapse and such Seller will in no event be entitled to such Seller’s Option Shares or the Bid Price for the Option Shares under the Bid.

5.5           The Call Options can be assigned only:

(i)            with the prior written consent of the Purchaser, which consent shall not be unreasonably withheld or delayed in case of an assignment by a Seller to one or more of such Seller’s Affiliates provided that

(i)            such Affiliate is controlled by or is under common control with such Seller and

(ii)           such Affiliate undertakes vis-à-vis the Purchaser to be bound by the terms of this Agreement, and

(iii)          it being acknowledged that such assignment shall not release the assigning Seller of any of its obligations under this Agreement;

or

(ii)           once a Bid has been made, to a financial party which has undertaken vis-à-vis the Purchaser to exercise such Call Option(s) in accordance with this Agreement and to tender the Option Shares under the Bid.

The Call Options cannot in any way be encumbered, as security or whatsoever.

5.6           Exercise of the Call Option shall be in accordance with this Agreement and the terms and conditions of the Call Options as set forth on Schedule 8 “Call Option Terms and Conditions”. Each of the Sellers hereby gives an irrevocable power of attorney to the Purchaser to tender its Option Shares under the Bid on its behalf if such Seller receives Option Shares as a result of its election to exercise its Call Option.

5.7           Purchaser undertakes not to purposefully do anything with an aim to frustrate the Sellers’ rights with respect to and under the Call Options and to the Option Shares. In the event Purchaser fails to perform its obligations in connection with the Call Options, then the Purchaser will pay to the Sellers all consideration the Sellers would have received upon tendering the Option Shares into the Bid, net of any withholding, as well as the actual out-of-pocket costs incurred by the Sellers in enforcing their rights under this Clause 5, including the Sellers’ reasonable costs in instructing and retaining professional advisors.

6.             PURCHASER’S WARRANTIES

6.1           The Purchaser represents and warrants to the Sellers that each of the statements set out in the Schedule 3 “Purchaser’s Warranties” is, and will at Completion be, true and accurate.

6.2           Each of the Purchaser’s Warranties set out in the several paragraphs of Schedule 3 “Purchaser’s Warranties” is separate and independent and, except as expressly provided to the contrary in this Agreement, is not limited;

(i)            by reference to any other paragraph of Schedule 3 “Purchaser’s Warranties”; or

(ii)           by anything in this Agreement.

6.3           Purchaser acknowledges that the Purchaser’s Warranties are material and the accuracy of the Purchaser’s Warranties is essential to each Seller’s decision to enter into and sell the Shares as set out in this Agreement. The Purchaser’s Warranties allocate between the Sellers and the Purchaser the risk and costs relating to any facts or circumstances which may cause any of the Purchaser’s Warranties to be untrue or inaccurate.

6.4           None of the Purchaser’s Warranties shall, and the Sellers’ ability to claim for breach of such Purchaser’s Warranty shall not, be treated as waived, qualified or otherwise affected by any actual knowledge or any knowledge imputed to the Sellers, including any knowledge resulting from any due diligence investigation carried out by or on behalf of the Sellers.

6.5           Purchaser will pay to the Sellers all damages, liabilities, losses and reasonable costs of the Sellers incurred as a result of the breach of a Purchaser’s Warranty to be determined in accordance with articles 6: 95 and 96 Dutch Civil Code. Damages based on lost profits resulting from missed opportunities by a Seller will not be taken into account when determining such damages, liabilities, losses and costs of the Seller.

6.6           For the avoidance of doubt, any amounts payable by Purchaser under Clause 6.5 for breach of a Purchaser’s Warranty will include an amount for all reasonable costs incurred by the Sellers in connection with the determination, prevention or limitation of any loss or damage resulting from or arising as a result of any breach of a Purchaser’s Warranty and, in particular but without limitation, will include all legal and other similar costs incurred in instructing and retaining professional advisers.

7.             SELLERS’ WARRANTIES

7.1           Each of the Sellers severally as to itself only, and not jointly, represents and warrants to the Purchaser as set forth in Schedule 4 “Sellers’ Warranties” is, and will at Completion be, true and accurate.

7.2           Each of the Sellers’ Warranties set out in the several paragraphs of the Schedule 4 “Sellers’ Warranties” is separate and independent and, except as expressly provided to the contrary in this Agreement, is not limited:

(i)            by reference to any other paragraph of the Schedule 4 “Sellers’ Warranties”; or

(ii)           by anything in this Agreement.

7.3           Each Seller acknowledges that the Sellers’ Warranties are material and the accuracy of the Sellers’ Warranties is essential to the Purchaser’s decision to enter into and pay the Cash Purchase Price set out in this Agreement. The Sellers’ Warranties allocate between the Sellers and the Purchaser the risk and costs relating to any facts or circumstances which may cause any of the Sellers’ Warranties to be untrue or inaccurate.

7.4           None of the Sellers’ Warranties shall, and the Purchaser’s ability to claim for breach of such Sellers’ Warranty shall not, be treated as waived, qualified or otherwise affected by any actual knowledge or any knowledge imputed to the Purchaser including any knowledge resulting from any due diligence investigation carried out by or on behalf of the Purchaser.

7.5           Each Seller will pay to the Purchaser all damages, liabilities, losses and reasonable costs of the Purchaser incurred as a result of the breach of a Sellers’ Warranty to be determined in accordance with articles 6: 95 and 96 Dutch Civil Code. Damages based on lost profits resulting from missed opportunities by the Purchaser will not be taken into account when determining such damages, liabilities, losses and costs of the Purchaser.

7.6           For the avoidance of doubt, any amounts payable by any Seller under Clause 7.5 for a breach of a Sellers’ Warranty made by such Seller will include an amount for all reasonable costs incurred by the Purchaser in connection with the determination, prevention or limitation of any loss or damage resulting from or arising as a result of any breach of a Sellers’ Warranty and, in particular but without limitation, will include all legal and other similar costs incurred in instructing and retaining professional advisers.

7.7           Any payment made by a Seller in respect of a breach of the Sellers’ Warranties by such Seller shall be deemed to be a reduction in the Consideration. For the avoidance of doubt, such payment shall not reduce the Cash Purchase Price to be paid to such Seller, or the Call Option or the Option Shares such Seller is entitled to receive under the terms of this Agreement, or the consideration such Seller would receive upon tendering its Option Shares into the Bid, if any.

8.             COVENANTS

8.1           Avoidance of change in warranted position

(i)            Pending Completion, and except with the written consent of Purchaser, none of the Sellers shall do or omit to do, or cause to be done or omitted to be done, any act or thing which would result (or be likely to result) in a breach of any of the Sellers’ Warranties.

(ii)           Pending Completion, and except with the written consent of the Sellers, Purchaser shall not do or omit to do, or cause to be done or omitted to be done, any act or thing which would result (or be likely to result) in a breach of any of the Purchaser’s Warranties or its covenants hereunder.

8.2           Notice of any change

(i)            Purchaser shall immediately notify each of the Sellers in writing of any matter or thing which arises or becomes known to it before Completion which:

(A)          constitutes (or would after the lapse of time constitute) a breach of any of the Purchaser’s Warranties or the undertakings or other obligations on the part of Purchaser under this Agreement; or

(B)           might otherwise have a material adverse effect on the financial condition or the business of the Purchaser (as presently carried on).

(ii)           Each Seller shall immediately notify Purchaser in writing of any matter or thing which arises or becomes known to it before Completion which constitutes (or would after the lapse of time constitute) a breach of such Sellers’ Warranties or the undertakings or other obligations on the part of any Seller under this Agreement.

8.3           The Purchaser shall up to 31 December 2005 promptly notify the Sellers by sending a notice in accordance with Clause 11, of any event referred to in Clause 5.1 and if any such event has occurred on or before 30 December 2005 shall up to 30 December 2006 promptly notify the Sellers by sending a notice in accordance with Clause 11 of the release of the offer document setting out the terms and conditions of the Bid.

8.4           The Sellers undertake to fulfil their respective obligations under the Dutch 1996 Act on Disclosure of Holdings in Listed Companies (Wet melding zeggenschap in ter beurze genoteerde vennootschappen 1996) to notify the Dutch Authority Financial Markets of their sale of Shares under this Agreement as soon as possible after Completion and of their Call Option, once it has become exercisable.

8.5           Purchaser undertakes to promptly call a meeting of its shareholders for the purpose of obtaining the shareholders resolutions on the items as listed in Schedule 5 “Shareholders Meeting Items” and to recommend that the shareholders authorise such actions, and to take all other actions necessary to satisfy the Conditions.

8.6           Each of the Sellers undertakes to vote in favour of the items 2 through 5 as listed in the agenda for the shareholders’ meeting which is scheduled to take place on 11 March 2005, which agenda is attached hereto as Schedule 6 “Agenda” and each of the Sellers undertakes not to vote in favour of any items that have not been put on the agenda of such shareholders’ meeting by the management board of the Purchaser or any related meeting of the holders of preference shares C, nor to propose to put items on the agenda for such shareholders’ meeting.

8.7           The Purchaser shall at all times until Completion keep each of the Sellers fully informed of all relevant information on the approvals and consents necessary for, and on the obtaining of, the financings for the purchase of the Shares.

8.8           Each of the Sellers undertakes as of the date of this Agreement until its Call Option expires under Clause 5.3, either alone or acting in concert with others, without the Purchaser’s prior written consent and other than exercising the Call Option or tendering the Option Shares under a Bid, not to:

(i)            except as may otherwise be contemplated by this Agreement, (announce an intention to) directly or indirectly, acquire or dispose of, agree or offer to acquire or to dispose of, or solicit, encourage or cause another person to acquire or offer to acquire, alone or with others, an interest in any securities (equity and debt) of the Purchaser or enter into an agreement or arrangement as a result of which it may acquire an interest in any securities of the Purchaser (equity and debt) or finance any such acquisition by another person; or

(ii)           knowingly act as an advisor or consultant to any person or legal entity in connection with such person or legal entity’s intentions, efforts or offers (either actual or potential) to acquire or dispose of any securities (equity or debt) of the Purchaser; or

(iii)          make or in any way participate in, any solicitation of voting rights attaching to any securities (equity and debt) of the Purchaser or in any derivative products related to any such securities or interests in any of them, or seek to advise or to influence, alone or in concert, any person with respect to the voting on the shares of the Purchaser, except as provided in this Agreement; or

(iv)          announce or make, or cause another person to announce or make, any sort of offer for any securities (equity or debt) of the Purchaser; or

(v)           enter into any agreement or arrangement or do or omit to do any act as a result of which it may become obliged to announce or to make any sort of offer for any securities (equity or debt) of the Purchaser; or

(vi)          enter into any agreement or arrangement with any person relating to or connected with any of the foregoing.

9.             SUPERVISORY BOARD MEMBERS

9.1           Delivered herewith is the resignation in the form of Schedule 10 “Form of Conditional Resignation”, contingent and effective upon the Completion occurring, of Mr. J.J. Hannan from his position as a supervisory board member of the Purchaser as of Completion. Notwithstanding his resignation or the effectiveness thereof, Mr. J.J. Hannan shall retain all rights to indemnification by the Purchaser with respect to his service on the supervisory board to which he is or would otherwise be entitled under any existing arrangements with the Purchaser or under the current articles of association or applicable law.

9.2           Delivered herewith is the resignation in the form of Schedule 10 “Form of Conditional Resignation”, contingent and effective upon the Completion occurring, of Mr. S.W. Barnes from his position as a supervisory board member of the Purchaser as of Completion. Notwithstanding his resignation or the effectiveness thereof, Mr. S.W. Barnes shall retain all rights to indemnification by the Purchaser with respect to his service on the supervisory board to which he is or would otherwise be entitled under any existing arrangements with the Purchaser or under the current articles of association or applicable law.

9.3           Purchaser undertakes to ensure that Mr. J.J. Hannan and Mr. S.W. Barnes will as former supervisory board members remain insured in respect of the period that they have served on the supervisory board of the Purchaser under a directors and officers insurance policy for a period of three years after Completion, with coverage equivalent to the coverage maintained during the period that he was a member of the supervisory board. The Purchaser acknowledges that it has no claim of whatever nature outstanding against either Mr. J.J. Hannan or Mr. S.W. Barnes and undertakes to put as an item on the agenda of the April 2005 annual shareholders’ meeting the release of liability (déchargeverlening) for the supervision of the management of the Purchaser by Mr. J.J. Hannan or Mr. S.W. Barnes for the financial year 2004 and to put as an item on the agenda of the April 2006 annual shareholders’ meeting the release of liability (déchargeverlening) for the supervision of the management of the Purchaser by Mr. J.J. Hannan or Mr. S.W. Barnes for the financial year 2005 until Completion.

10.          CONFIDENTIALITY

10.1         Except as otherwise provided in this Clause 10, no party shall make or permit any person to make any announcement concerning the sale and purchase of the Shares as contemplated herein or any ancillary matter before Completion.

10.2         Each Seller shall and shall procure that until two years after the date hereof:

(i)            it shall keep confidential all confidential information provided to it by or on behalf of the Purchaser which relates to any member of the Purchaser’s Group; and

(ii)           if after Completion such Seller holds confidential information relating to the Purchaser, it shall keep that information confidential and, to the extent reasonably practicable, shall return that information to the Purchaser or destroy it, in each case without retaining copies.

10.3         Nothing in this Clause prevents any announcement being made or any confidential information being disclosed:

(i)            with the written approval of the other parties, which in the case of any announcement shall not be unreasonably withheld or delayed; or

(ii)           to the extent required by law or any competent regulatory body (including the United States Securities and Exchange Commission or any (foreign) securities exchange); or

(iii)          to the extent necessary for a successful completion of the transactions contemplated by this Agreement (including the Securities Issue or the obtaining of financing for the purchase of the Shares) and the necessary actions to be taken and statements to be made for such successful completion (including disclosure in press releases, prospectus or shareholders circulars, statements to be made during any shareholders meeting of the Purchaser, any roadshow presentations or discussions with credit rating agencies etcetera).

11.          NOTICES

11.1         Any notice (including a Call Option Exercise Notice) or other formal communication given under this Agreement other than information given under Clause 8.7, must be in writing (which includes fax, and email if immediately confirmed by fax by such dispatching party) and may be delivered in person, or sent by overnight courier or fax to the party to be served at its address appearing in this Agreement as follows:

to any of the Apollo Holders at:

c/o Apollo Management IV, L.P.

Two Manhattenville Road

Purchase, New York 10577

Fax: + 1 914-694-8032

marked for the attention of: Mr. Anthony Tortorelli

Email: tortorelli@apollolp.com

with a copy to:

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue, Suite 2200

Los Angeles, California 90071

Fax: + 1-213-612-2501

Email: jhartigan@morganlewis.com

marked for the attention of: John F. Hartigan, Esq.,

to any of the Bain Holders at:

c/o Bain Capital Partners

111 Huntington Ave.

Boston, Massachusetts 02199

Fax: + 1 617-516-2219

Email: sbarnes@baincapital.com

marked for the attention of: Mr. Steve Barnes

with a copy to:

Kirkland & Ellis International LLP

Tower 42

25 Old Broad Street

London EC2N 1HQ

United Kingdom

Fax: + 44 20-7816-8800

Email: jlearner@kirkland.com

marked for the attention of: James L. Learner,

to Peder Smedvig Capital AS at:

c/o Smedvig Capital

20 St. James’s Street

London SW1A 1ES

United Kingdom

Fax: + 44 20-7451-2101

Email: ac@smedvigcapital.com

marked for the attention of: Mr. Alistair Cairns,

to MidOcean Capital Investors, LP at:

320 Park Avenue, 17th Floor

New York, New York 10022

Fax: +1 212-497-1373

Email: nmcgrane@midoceanpartners.com

marked for the attention of: Nicky McGrane

to the Purchaser at:

Buhrmann N,V.

Hoogoorddreef 62

1101 BE  Amsterdam Zuid-Oost

Fax: + 31 20-651-1104

Email: heidi.van.der.kooij@buhrmann.com

marked for the attention of: The General Counsel and Company Secretary,

with a copy to:

Allen & Overy LLP

Apollolaan 15

1077 AB  Amsterdam, the Netherlands

Fax: +31.20 674 1835

Email: maarten.muller@allenovery.com

marked for the attention of: Maarten H. Muller, Esq.,

or at such other address or fax number as the Apollo Holder mentioned above, the Bain Holder mentioned above, Peder Smedvig or MidOcean may notify to the other parties under this Clause, provided that a notice to any of the Apollo Holders shall be deemed to be a notice to all of them or any of them individually, and that a notice to any of the Bain Holders shall be deemed to be a notice to all of them or any of them individually.

11.2         Any notice or other communication shall be deemed to have been given:

(i)            if delivered in person, at the time of delivery; or

(ii)           if sent by overnight courier at 10.00 a.m. (local time at the place of destination) on the fifth Business Day after it was put into the post by overnight courier; or

(iii)          if sent by fax or by email followed by fax, on the date of transmission, if transmitted before 3.00 p.m. (local time at the place of destination) on any Business Day and in any other case on the Business Day following the date of transmission).

11.3         In proving the giving of a notice or other communication it shall be sufficient to prove that delivery in person was made or that the envelope containing the communication was properly addressed and tendered to the overnight carrier, or that the fax was properly addressed and transmitted, as the case may be.

12.          FURTHER ASSURANCES

12.1         On or after Completion each Seller and Purchaser shall, at its own cost and expense, execute and do (or procure to be executed and done by any other necessary party) all such deeds, documents, acts and things as the Purchaser or the Sellers, respectively, may from time to time reasonably require in order to vest any of the Shares in the Purchaser, to provide the Sellers with the benefits of their respective Call Options or as otherwise may be necessary to give full effect to this Agreement.

12.2         The Purchaser shall, at its own cost and expense, procure the convening of all meetings, the giving of all waivers and consents and the passing of all resolutions as are necessary under its constitution or any agreement or obligation affecting it to give effect to this Agreement.

13.          ASSIGNMENTS

13.1         Except as provided in Clause 5.5, no party may assign any of its rights or transfer any of the obligations under this Agreement without the prior written consent of the other party(ies).

14.          PAYMENTS

14.1         Unless otherwise expressly stated all payments to be made under this Agreement to any of the Sellers shall be made in U.S. dollars to such Seller pursuant to wire transfer instructions to be provided by such Seller to the Notary at least 2 Business Days before payment is to be made. Where payment is required to be transferred into the Notary’s third party account, payment shall be made in U.S. dollars as follows:

to the third party bank account of the Notary at:

Bank:                       ABN AMRO Bank

BIC code:                ABNANL2R

account name:        Allen & Overy  Notarissen

account number:    555.886.999

with reference to:   41936-00177

15.          GENERAL

15.1         Save as otherwise provided in this Agreement, or as otherwise specifically agreed in writing by the parties after the date of this Agreement, each party will pay the costs and expenses (including Taxation) incurred by it in connection with the entering into, and completion of, this Agreement, including without limitation in respect of their obligations in satisfying the Conditions and the other requirements for transferring the Shares. Notwithstanding the foregoing, each of the Sellers agrees that such Seller shall pay its pro rata portion, in proportion to the portion of the Cash Purchase Price received by such Seller, of the aggregate costs for advisers incurred by the Sellers in connection with the negotiation, execution and closing of the transactions contemplated in this Agreement.

15.2         The fees and costs of the Notary will be paid by the Purchaser.

15.3         This Agreement may be executed in any number of counterparts. This has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

15.4         The rights of each party under this Agreement:

(i)            may be exercised as often as necessary; and

(ii)           are cumulative and not exclusive of rights and remedies provided by law.

15.5         Any waiver of any right by any party to this Agreement shall be in writing, shall be signed by such party, and shall specifically refer to this Agreement. No waiver of any breach of this Agreement or any provision contained herein shall be deemed a waiver of any preceding or succeeding breach thereof nor of any other agreement or provision herein contained. No waiver or extension of time for performance of any obligations or acts shall be deemed a waiver or extension of the time for performance of any other obligations or acts.

16.          WHOLE AGREEMENT

16.1         This Agreement contains the whole agreement between the parties relating to the transactions contemplated by this Agreement and supersedes all previous agreements, whether oral or in writing, between the parties relating to these transactions.

17.          NO RESCISSION, NO ANNULMENT

17.1         The Sellers and the Purchaser waive the right to rescind (ontbinden) or to annul (vernietigen) this Agreement or to demand rescission (ontbinding) or annulment (vernietiging) hereof, other than specifically provided for in this Agreement.

18.          SEVERAL LIABILITY

18.1         Any and all responsibility, obligation, or liability of the Sellers or any of the Sellers under  this Agreement shall be several with respect to each Seller or such Seller, and none of the responsibilities, obligations or liabilities of any Seller shall be interpreted to be joint with any other Seller.

19.          GOVERNING LAW

19.1         This Agreement is governed by and shall be construed in accordance with the laws of the Netherlands. For the avoidance of doubt, this Clause 19.1 in and of itself shall not preclude the application of the securities laws of the United States.

20.          ARBITRATION

20.1         All disputes arising out of or in connection with this Agreement (including questions in respect of the authority of the arbitrators) will be finally settled by arbitration in accordance with the rules of the Netherlands Arbitration Institute (Nederlands Arbitrage Instituut). The arbitral tribunal will be composed of three arbitrators appointed in accordance with those rules. The place of the arbitration will be Amsterdam, the Netherlands. The language of the arbitration will be English. The arbitrators will decide according to the rules of law.

21.          DATE

21.1         This Agreement has been signed by the parties (or their duly authorised representatives) as of  the date stated at the beginning of this Agreement.

SIGNED AND AGREED:

For and on behalf of BUHRMANN N.V.

By:

For and on behalf of APOLLO INVESTMENT FUND IV, L.P.

APOLLO ADVISORS IV, L.P.
Its General Partner

By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

By:	Larry Berg
Title:	Vice President

For and on behalf of APOLLO OVERSEAS PARTNERS IV, L.P.

APOLLO ADVISORS IV, L.P.
Its General Partner

By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

By:	Larry Berg
Title:	Vice President

For and on behalf of AP OFFICE LLC

APOLLO MANAGEMENT IV, L.P.
Its Manager

By:	AIF IV MANAGEMENT, INC.
Its General Partner

By:	Larry Berg
Title:	Vice President

For and on behalf of BAIN CAPITAL FUND VI, L.P.

Bain Capital Partners VI, L.P.
Its General Partner

By:	Bain Capital Investors, LLC
Its General Partner

By:	Steve Barnes
Title:	Managing Director

For and on behalf of BCIP ASSOCIATES II

Bain Capital Investors, LLC
Its Managing Partner

By:	Steve Barnes
Title:	Managing Director

For and on behalf of BCIP ASSOCIATES II-C

Bain Capital, Investors, LLC
Its Managing Partner

By:	Steve Barnes
Title:	Managing Director

For and on behalf of BCIP TRUST ASSOCIATES II

Bain Capital, Investors, LLC
Its Managing Partner

By:	Steve Barnes
Title:	Managing Director

For and on behalf of BCIP TRUST ASSOCIATES II-B

Bain Capital Investors, LLC
Its Managing Partner

By:	Steve Barnes
Title:	Managing Director

For and on behalf of BAIN CAPITAL VI CO-INVESTMENT FUND, LP

Bain Capital Partners VI, L.P.
Its General Partner

By: Bain Capital Investors, LLC.
Its General Partner

By:	Steve Barnes
Title:	Managing Director

For and on behalf of BCIP ASSOCIATES II-B

Bain Capital Investors, LLC
Its Managing Partner

By:	Steve Barnes
Title:	Managing Director

For and on behalf of PEP INVESTMENTS PTY. LIMITED

Bain Capital Investors, LLC
Its Attorney-in-fact

By:	Steve Barnes
Title:	Managing Director

For and on behalf of PEDER SMEDVIG CAPITAL AS

By:	Odd Torland
Title:	Managing Director

For and on behalf of MIDOCEAN CAPITAL INVESTORS, LP

MidOcean Capital Partners, L.P.
Its General Partner
By: Existing Fund GP, Ltd
Its General Partner

By:.
Title: